[Chapman and Cutler LLP Letterhead]

October 8, 2021

VIA EDGAR CORRESPONDENCE

Lisa N. Larkin
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Valkyrie ETF Trust II (the “Trust”) File Nos. 333-258722; 811-23725

Dear Ms. Larkin:

This letter responds to your additional comment received by telephone on October 1, 2021 regarding the registration statement filed on Form N-1A for Valkyrie ETF Trust II (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on August 11, 2021 (the “Registration Statement”). The Registration Statement relates to the Valkyrie Bitcoin Strategy ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff notes the following fundamental policy of the Fund’s Statement of Additional Information: “The Fund will not concentrate its investments in securities of issuers in any industry or group of industries, as the term “concentrate” is used in the 1940 Act. This restriction does not apply to obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, and bitcoin and bitcoin-related instruments, including bitcoin futures contracts, [which] are not considered to be part of any industry or industries.” Please explain why bitcoin and bitcoin-related investments are not considered to be part of any industry or industries.

Response to Comment 1

The Fund believes that bitcoin is most appropriately categorized as a commodity, such as gold and oil. While the market for certain commodities often influences and is influenced by their companion industries (such as industrials or energy, in the case gold and oil), direct investments in commodities and their related commodity interests (such as futures contracts) present risks that are inherently different than those of the companion industries. For example, in the case of bitcoin, one would expect developments in the information technology industry to influence the market for bitcoin, as transactions in bitcoin, including mining, are dependent on the goods and services produced by that industry. However, bitcoin would also be influenced by other factors that are unrelated to the information technology industry, such as legal and regulatory developments regarding digital assets, widespread adoption of bitcoin as a means of exchange and monetary policies. Accordingly, the Fund believes that it would be misleading to investors to include bitcoin or bitcoin futures contracts in any industry and sector for purposes of determining concentrations. However, given that bitcoin may be influenced by developments in the information technology industry, the Registration Statement has been updated with disclosure of such industry-related influencing factors (while avoiding any reference to a “concentration” in such industry).

********

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

2